UNITEDHEALTH GROUP INCORPORATED

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

January 10, 2008

VIA EDGAR & E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	UnitedHealth Group Incorporated
Registration Statement on Form S-4
File No. 333-148337

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of UnitedHealth Group Incorporated, a corporation incorporated under the laws of Minnesota (“UnitedHealth”), that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 4:30 p.m. (EST) on January 14, 2008, or as soon thereafter as practicable.

In connection with this request for acceleration, UnitedHealth acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve UnitedHealth from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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UnitedHealth may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UnitedHealth Group Incorporated

By:	/s/ Christopher J. Walsh
Christopher J. Walsh
Senior Vice President and Deputy General Counsel

cc:	John Krug, Securities and Exchange Commission, Division of Corporation Finance
Richard J. Mattera, Esq.